EXHIBIT 3.7

CERTIFICATE OF AMENDMENT

TO

NINTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GELESIS, INC.

Gelesis, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

The Board of Directors of the Corporation, by resolution duly adopted in accordance with Sections 141 and 242 of the DGCL, approved an amendment to the Ninth Amended and Restated Certificate of Incorporation of the Corporation and declared said amendment to be advisable. The stockholders of the Corporation duly approved said amendment by written consent in accordance with Sections 228 and 242 of the DGCL. As required by Section 228 of the DGCL, the Corporation has given written notice of the amendment reflected herein to the stockholders of the Corporation who did not consent in writing to such amendment. The resolutions provide that the Ninth Amended and Restated Certificate of Incorporation of the Corporation filed on March 6, 2015 with the Secretary of State of the State of Delaware (the “Delaware Secretary”), as amended by the Certificate of Amendment filed on April 22, 2015, as amended by the Certificate of Amendment filed on April 22, 2015, be further amended as follows:

Striking out Section 4.4.1(i)(ix) of Article FOURTH and substituting in lieu of said Section 4.4.1(i)(ix) the following new Section 4.4.1(i)(ix):

“(ix) [RESERVED];”

Striking out Section 5.1 of Article FOURTH and substituting in lieu of said Section 5.1 the following new Section 5.1:

“5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $4.25 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation or (b) the closing of the sale of shares of Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, approved by the written consent or affirmative vote of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding (in the case of subclauses (a) and (b), a “Qualified Public Offering”) or (c) the date and time, or the occurrence of an event, specified by vote or written consent of both (A) the holders of a majority of the then outstanding shares of Series A Preferred Stock and (B) if the conversion occurs following the payment in full of the Series A Liquidation Preference Payment, the Board of Directors in its sole discretion (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the “Mandatory Conversion Time”), (i) all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation; provided, however that the Series A-3 Preferred Stock may only be converted under subsection (c) hereof with the vote or written consent of the holders of a majority of the then outstanding shares of Series A-3 Preferred Stock.”

IN WITNESS WHEREOF, this Certificate of Amendment has been signed by the President of the Corporation this 6th day of May 2015.

GELESIS, INC.

By:	/s/ Yishai Zohar
Name:	Yishai Zohar
Title:	President